Richard T. Choi (202) 965-8127 Direct Dial rchoi@carltonfields.com

Attorneys At Law

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December 15, 2020

BY EDGAR

Sally Samuel, Branch Chief

Yoon Choo, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re:	Separate Account A of Pacific Life Insurance Company (File No. 811-08946)

Post-Effective Amendments to Form N-4 Registration Statements

(File Nos. 333-185326, 333-185328, and 333-178739)

Separate Account A of Pacific Life & Annuity Company (File No. 811-09203)

Post-Effective Amendments to Form N-4 Registration Statements

(File Nos. 333-185329, 333-185331, and 333-178742)

Dear Ms. Samuel and Ms. Choo:

On behalf of Pacific Life Insurance Company and Pacific Life & Annuity Company (collectively, the “Depositors”) and the above-named registrants (“Registrants”), I am writing to respond supplementally to a Commission staff (“Staff”) comment received on December 10, 2020, in connection with the above-referenced post-effective amendments (“Amendments”), which were filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), in October 2020. For convenience, the Staff’s comment is set forth below followed by Registrants’ response.

Staff Comment: We understand that Pacific Life plans to file post-effective amendments pursuant to Rule 485(b) for the following registration statements of Separate Account A of Pacific Life Insurance Company (811-08946) (File Nos. 333-185326, 333-185328, and 333-178739) and Separate Account A of Pacific Life & Annuity Company (811-09203) (File Nos. 333-185329, 333-185331, and 333-178742). These post-effective amendments, which will become automatically effective on December 14, 2020, add optional riders that will not be offered until January 19, 2021.

Carlton Fields, P.A.

Carlton Fields, P.A. practices law in California through Carlton Fields, LLP.

Ms. Samuel and Ms. Choo
December 15, 2020

Instruction 3 to Item 26 states in part that “ . . . when the anticipated effective date of a registration statement falls within 90 days subsequent to the end of the fiscal year of the Depositor, the registration statement need not include financial statements of the Depositor more current than as of the end of the third fiscal quarter of the most recently completed fiscal year of the Depositor unless the audited financial statements for such fiscal year are available.” Pursuant to Item 26 of the form and section 48(a) of the Investment Company Act, and as we have previously relayed to the Registrants, we would expect post-effective amendments that will become effective before the fiscal year end to offer the riders added by the amendments upon effectiveness or before the requirement set forth in instruction 3 to Item 26 is triggered, or, alternatively, that the Registrants would include the interim financial statements required by Item 26 if the riders will be first be offered in the next fiscal year. By filing post-effective amendments that become effective prior to fiscal year end when the riders will not be offered until January 19, 2021, we believe that the Registrants are seeking to do indirectly what they cannot do directly (i.e., avoid the need to file interim financial statements). We further note that the Item 26 requirement for interim financial statements protects investors by providing updated financial information relevant to an investor’s decision to purchase a contract and rider. Please supplementally explain through a written response filed with the Commission why the Registrants believe that it is appropriate to proceed as they have proposed.

Response. We respectfully disagree with the Staff’s comment and its reading of Item 26 of Form N-4, and we object to the Staff’s statement of belief that Registrants “are seeking to do indirectly what they cannot do directly (i.e., avoid the need to file interim financial statements).” (Emphasis added.) To the contrary, as discussed below, Registrants are doing directly what is permitted by applicable federal securities laws, including Form N-4. Furthermore, Registrants previously advised the Staff supplementally on December 7, 2020, of the valid reasons they included the date new riders (“New Riders”) will become available in the prospectuses contained in the Amendments. Accordingly, we request that the Staff withdraw the comment.

As the Staff knows, the first sentence of Instruction 3 of Item 26(b) of Form N-4 (“Instruction 3”) provides that the financial statements of depositors need not be more current than as of the end of the most recent fiscal year. In administering Instruction 3, the Staff currently uses the effective date, rather than the filing date, of the registration statement, to determine the relevant fiscal year. The effective dates of the above-referenced registration statements, as amended by the Amendments (“Registration Statements”), are either December 14, 2020 or December 22, 2020. Accordingly, pursuant to Instruction 3, the financial statements of the Depositors need not be more current than as of the end of the most recent fiscal year, which would be December 31, 2019.

The second sentence of Instruction 3 quoted by the Staff does not apply because the effective dates of the amended Registration Statements do not fall subsequent to (i.e., after) the end of the current fiscal year, which is December 31, 2020. The Staff cites to

Ms. Samuel and Ms. Choo
December 15, 2020

no precedent or authority for the application of Section 48 of the Investment Company Act of 1940, as amended (“Section 48”), or any other provision of the federal securities laws, to support the proposition that depositors need to include interim financial statements in the registration statements that become effective prior to a fiscal year-end. Accordingly, it is not clear on what authority the Staff relies for the proposition that interim financial statements would need to be filed in the Registration Statements in contravention of Instruction 3.1

In the alternative, the Staff’s comment states that it “would expect” registrants to offer the New Riders “upon effectiveness.” We note, however, that the federal securities laws do not require variable annuity registrants, such as the Registrants, to make an offer of securities at all, much less commence them as of a particular date. Registrants are free to determine if, when, and where to offer their securities, following the effectiveness of their registration statements under the Securities Act, based on their own determinations of the marketability of the securities and other factors.

The Staff’s comment would appear to contravene this basic principle and has the potential to disrupt the orderly, continuous distribution of variable annuities as well as impose unnecessary burdens and costs on Form N-4 registrants. For example, variable annuity issuers often disclose that a variable annuity or a rider thereto may not be available in all states. Following state approval of a variable annuity or rider, the offering in that state would commence at some point in the future. The Staff’s comment, however, would appear to preclude the offering of a variable annuity or rider in a state if state approval occurred after the end of a fiscal year, unless the interim financial statements were included in the related registration statement that went effective prior to the end of the fiscal year, or unless the registration statement were later amended subsequent to the end of the fiscal year to include interim financial statements. This unprecedented result would appear to be dictated by the Staff’s comment even if the variable annuity registration statement were to become effective early in a particular year, e.g., May 1, notwithstanding the fact that registrants cannot predict the timing of state approvals.

Similarly, in the situation at hand, the Amendments disclose the New Riders that will be available on January 19, 2021 under the variable annuity contracts covered by the Registration Statements (“Contracts”). Because the New Riders are available only at Contract issue, information about the New Riders may be material to new and existing investors who may be considering other optional riders that are currently available at Contract issue or on any Contract Anniversary. As Registrants previously explained to

1 We note, for example, that Section 48(a), by its terms, applies only to actions that are conducted “through or by means of any other person,” which is not the case here. Given the absence of any authority to the contrary, the “trigger” for the requirement to add interim financial statements in this case would be registration effectiveness after December 31, 2020, as provided for in Instruction 3. (For convenience, we do not address the Staff’s longstanding practice of permitting the omission of interim financial statements following the end of a fiscal year in various circumstances.)

Ms. Samuel and Ms. Choo

December 15, 2020

the Staff, providing investors with advance notice of the availability of the New Riders provides them and their broker-dealers with the opportunity to make informed investment decisions regarding the timing and benefits of purchasing the Contracts and any of the riders. It also enables Registrants to create and print marketing materials, and coordinate with its distribution partners, who often will not agree to offer riders (or in some cases even begin their due diligence review process) until they have had the opportunity to review the final, effective riders, prospectuses, sales literature, etc. For these and other reasons, it often requires a number of weeks after effectiveness of a registration statement that describes a new product or feature to have ready all the distribution arrangements required for a properly organized and configured rollout.

Accordingly, the Staff’s comment would preclude Registrants from providing this useful information about the New Riders in advance of their availability to the extent it requires Registrants to offer the New Riders “upon effectiveness,” and in other respects would impede Registrants’ ability to properly organize and configure rollouts of new products and features. Alternatively, the Staff’s comment would prevent Registrants from providing such information in advance to investors and hamper effective rollouts, unless Registrants incurred the burden and cost of currently filed interim financial statements notwithstanding Instruction 3, contrary to the clear purpose of that Instruction, which operates to remove the burden of interim financial statements from depositors. Notably, in its most recent revisions to Form N-4, the Commission did not revise Instruction 3 to reflect the position reflected in the Staff’s comment.2

Please contact the undersigned, or Brandon Cage of Pacific Life Insurance Company at (949) 219-3943, if you have any questions regarding the foregoing. Thank you for your time and attention in reviewing the Amendments.

Sincerely,

/s/ Richard Choi

Richard T. Choi

2 See Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts, Securities Act Release No. 10765 (Mar. 11, 2020).